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                                                                  Exhibit (g)(2)

                IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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SIDNEY MORSE,                          )
                                       )
                    Plaintiff,         )
                                       )
                                       )            C.A. No. 15304-NC
             - against -               )
                                       )            CLASS ACTION
                                       )            COMPLAINT
FRANCIS A. NEWMAN, STEWART TURLEY,     )            ---------------
J. T. DOLUISIO, D. F. DUNN, A. J.      )
FITZGIBBONS, III, L. W. LEHR           )
A. P. MICHAS, J. W. BOYLE, R. S.       )
SIDHU, MARGARET H. JORDAN,             )
ECKERD CORPORATION and J. C.           )
PENNEY COMPANY, INC.,                  )
                                       )
                        Defendants.    )
                                       )
---------------------------------------X


          Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                             NATURE OF THE ACTION
                             --------------------

          1.   Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of
Eckerd Corporation ("Eckerd" or the "Company") and who are similarly situated, for injunctive relief and other appropriate relief. Plaintiff seeks injunctive relief, inter alia, to enjoin consummation of a proposed transaction (the
        ----- ----
"Proposed Transaction") announced by the Company and J. C. Penney Company, Inc. ("Penney") on November 4, 1996, pursuant to which Penney will render $35.00 cash per share for 50.1% of Eckerd's
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common stock and 0.6604 of a share in Penney's stock for each remaining share of
Eckerd not purchased in the tender offer. The Proposed Transaction and the acts of the individual defendants, who constitute Eckerd's Board of Directors, as more particularly alleged herein, constitute a breach of their fiduciary duties to plaintiff and the class and a violation of applicable legal standards governing their decisions.

          2. The Proposed Transaction represents a classic front-end loaded, two-tier coercive takeover designed to stampede Eckerd's shareholders into tendering their shares to Penney, thereby inhibiting competing bids for Eckerd which would maximize value for Eckerd's shareholders.

          3. The director defendants' approval of the Proposed Transaction has been given in breach of their fiduciary duties owed to Eckerd's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent value to plaintiff and the class.


                                    PARTIES
                                    -------

          4. Plaintiff is and has been the owner of shares of Eckerd common stock at all times material hereto.

          5. Defendant Eckerd is a corporation duly organized and existing under the laws of the State of Delaware, with its

                                       2

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principal offices located at 8333 Bryan Dairy Road, Largo, Florida 34647. As of
June 1, 1996, the Company had approximately 70 million shares of common stock outstanding. Eckerd's principal business is the operation of a chain of 1,704 retail drug stores in 13 states.

          6. Defendant Francis A. Newman ("Newman"), at all times material hereto, has been the Chief Executive Officer, President, and a director of Eckerd.

          7. Defendant Stewart Turley ("Turley") at all times material hereto, has been the Chairman of the Board of Eckerd.

          8. Defendants J. T. Doluisio, D. F. Dunn, A. J. Fitzgibbons, III,
L. W. Lehr, A. P. Michas, J. W. Boyle, R. S. Sidhu and Margaret H. Jordan are directors of Eckerd.

          9. The defendants named in paragraphs 6 through 8 above are hereinafter referred to as the "Individual Defendants".

          10. The Individual Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company's shareholders and owe them the highest obligations of loyalty, care and candor.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          11. Plaintiff brings this action individually and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened

                                       3
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with injury arising from defendants' actions as more fully described herein (the
"Class").

          12.  This action is properly maintainable as a class action because:

               (a) The Class is so numerous that joinder of all members is impracticable. There are hundreds of shareholders who hold the approximately 70 million shares of Eckerd common stock outstanding.

               (b) There are questions of law and fact common to the Class including, inter alia, the following:
           ----- ----

                    (1) whether the Proposed Transaction is grossly unfair to the public stockholders of Eckerd;

                    (2) whether the Individual Defendants have wrongfully failed to maximize shareholder value through an adequate auction or market check process;

                    (3) whether the Individual Defendants wrongfully failed to maximize shareholder value by failing to consider fully and carefully other third-party offers; and

                    (4) whether plaintiff and the other members of the Class would be irreparably damaged were the Proposed Transaction consummated.

               (c) Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other

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members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          13.  On November 4, 1996, The New York Times reported that Eckerd and
                                    ------------------
Penney had signed a definitive agreement whereby Penney would acquire all the outstanding shares of Eckerd.

          14. Pursuant to the Proposed Transaction, stockholders of Eckerd will receive $35.00 per share in cash for approximately 37.1 million shares of Eckerd or 50.1 percent of the outstanding stock. Eckerd shareholders will receive
0.6604 of a share of Penney's stock for each remaining share of Eckerd stock not purchased in the tender offer. Eckerd also will repurchase up to 15 million of its shares prior to the stock swap.

          15. Prior to signing the definitive agreement with Penney, Eckerd had been courted by Melville Corporation's CVS drug store chain ("CVS") for a possible business combination. The Individual Defendants failed to even negotiate with CVS because such a transaction would not permit Eckerd's management to remain in place and operate as a separate division.

          16. The Individual Defendants, in their haste to protect their positions, have wrongfully, and in violation of their fiduciary obligations to maximize stockholder value, failed to ascertain Eckerd's true value through an open bidding process or at least a "market check" mechanism. The Individual Defendants have not adequately considered other potential purchasers of Eckerd,

                                       5
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including CVS, in a manner designed to obtain the highest possible price for
Eckerd's public stockholders.

          17. The consideration to be paid to Eckerd's shareholders in the Proposed Transaction is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Eckerd is materially greater than the merger consideration, taking into account Eckerd's asset value, its expected growth, and the strength of its business, combined with the Company's exceptional marketing clout in the domestic drug store market. Moreover, the Individual Defendants have agreed to a transaction which is inherently coercive and unfair in structure, with no mechanisms to protect Eckerd's public shareholders from declines in the price of Penney's stock which they will receive in the "back-end" merger.

          18. The Proposed Transaction will deny Class members their right to share proportionately in the true value of Eckerd's valuable assets, profitable business, and future growth in profits and earnings.

          19. Penney has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants by, among other things, offering to reward certain of them by maintaining and enhancing their lucrative positions in the combined entity. Indeed, the Proposed Transaction could not take place without the knowing participation of Penney.

          20. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to

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plaintiff and the Class, aided and abetted by Penney, thereby denying the Class of its fair proportionate share of Eckerd's valuable assets and businesses and subjecting the Class to a coercive takeover of the Company, all to the irreparable harm of the Class.

          21.  Plaintiff and the Class have no adequate remedy of law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

               (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as proper representative of the Class;

               (b) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or consummating the Proposed Transaction;

               (c) requiring the Individual Defendants to take all necessary steps to maximize value for Eckerd's shareholders;

               (d) in the event the Proposed Transaction is consummated before judgment, rescinding it and setting it aside or awarding the Class rescissory damages;

               (e)  awarding compensatory damages to the Class;

               (f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and


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               (g)  granting such other and further relief as may be just and proper.


                                   ROSENTHAL, MONHAIT,
                                      GROSS & GODDESS, P.A.


                                   By: [SIGNATURE ILLEGIBLE]
                                      -----------------------------
                                   Suite 1401, Mellon Bank Center
                                   919 Market Street
                                   Wilmington, Delaware 19899-1070
                                   (302) 656-4433
                                   Attorneys for Plaintiff


OF COUNSEL:

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

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